UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

CARDONE REIT I, LLC

Commission File No. 024-11674

 87-1814422

I.R.S Employer Identification No.

 Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC 18851

 NE 29th Ave STE 1000

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jonathan Sabo, Esq. Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Fonn 1-SA ("Report") of Cardone REIT I, LLC (the "Company", "Cardone Equal Opportunity Fund 1", "CEOF l", "CRI", "we", "our" or "us") that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management's historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

☐	changes in economic conditions generally and the real estate market specifically;

☐	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

☐	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

☐	defaults on or non-renewal of leases by tenants;

☐	increased interest rates and operating costs;

☐	our failure to obtain necessary outside refinancing;

☐	decreased rental rates or increased vacancy rates;

☐	changes in multi-family or geographic market trends;

☐	changes in real estate and zoning laws and increases in real property tax rates and values;

☐	failure of acquisitions to yield anticipated results;

☐	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

☐	legislative or regulatory changes impacting our business or our assets; and

☐	exposure to liability relating to environmental and health and safety matters.

2

CARDONE REIT I, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2025

3

PART II

Cardone REIT I, LLC

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve !mown and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone REIT I, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States.

On October 29, 2021, the Company began accepting subscription agreements from investors as part of a $75 million offering under Regulation A Plus. On December 10, 2021, the Company began operations when 8,502 Class A units were issued to investors and debt instruments were entered into with an affiliate to "pre-fund" a portion of three investments. As of June 30, 2025, the Company has issued 74,936 Class Units and 1,000 Class B units and has invested in seven multifamily real estate investments with properties located in South Florida, and one commercial property located in Scottsdale, Arizona.

Results of Operations

As of June 30, 2025, and December 31, 2024, the Company invested $73,419,479 in multifamily and commercial properties. Net losses for the period ended June 30, 2025, and the year ended December 31, 2024, totaled $3,215,068 and $9,752,794, respectively, and consisted of losses from unconsolidated investees of $2,665,062 and $8,920,021, asset management fees of $374,682 and $749,364, professional and other fees of $187,219 and $245,297, and interest income and other income of $11,895 and $161,888, respectively. See Semi-Annual Report Item 3. Financial Statements for further information regarding investments in unconsolidated investees and fees and compensation paid to the Manager. The Manager notes that the losses from unconsolidated investees are driven primarily by non-cash depreciation and amortization recognized on the properties, which totaled $4,545,057 and $10,786,862, respectively, for the period ended June 30, 2025 and year ended December 31, 2024. See Note 3 Investments in unconsolidated investees and Note 5 Related Party Transactions for further information regarding investments in unconsolidated investees and fees to the Manager or affiliates.

The multifamily and commercial portfolio finished the six months ended June 30, 2025, with strong occupancy levels ranging from 91% to 97%. South Florida continues to experience increased consumer demand for rental units, which has been driving occupancy rates and increases in monthly rental revenues. The demand for commercial space in Scottsdale has moderated and ended the six months ended June 20, 2025, at 76%. The Manager anticipates that the demand for rental units in the locations of the Company's investments will remain strong in 2025.

Assets

Our Cash decreased from $1,240,013 as of December 31, 2024, to $801,201 as of June 30, 2025, primarily due to a distribution to Class A Members.

The Manager notes that REIT accounting rules require it to record its investments in the properties under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’ proportionate share of the investee’s earnings or losses. This calculation does not consider any appreciation to the market value of the properties which has occurred since acquisition. The properties showed a book loss for the periods presented due primarily to non-cash depreciation and amortization as noted above, resulting in a net loss for each property and a net loss for the Company as a whole.

Liabilities

As of June 30, 2025, we have $985,678 in amounts due to affiliates, compared with $690,341 due to affiliates as of December 31, 2024, which are discussed in the section entitled “Related Party Transactions” below. As of June 30, 2025, The Company had $755,508 in distributions payable, which reflect distributions that have been declared, as compared with 838,430 as of December 31, 2024. The Company pays distributions quarterly on the 15th day following the end of the preceding quarter end.

4

Liquidity and Capital Resources

As of November 30, 2025, the Company currently holds $647,151 in cash, compared with $801,201 held on June 30, 2025. The Company expects that this cash will be used to fund operations and future distributions.

Five of the eight SPEs in which the Company has invested have financed their respective properties with non-recourse debt ranging from 71%-92% of each asset’s acquisition cost. As of June 30, 2025, the aggregate debt financing for our entire portfolio of SPE’s is approximately 60% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves).

Four of the five leveraged SPEs have variable rate loans with initial maturities of two years and two additional one-year extension options, all of which have exercised their first extension options as of November 30, 2025. The remaining SPE has a fixed-rate loan bearing interest at 2.85%, maturing in January 2028. Three of the four SPE’s that have variable rate loans maintain two layers of financing, a senior loan and a mezzanine loan.  Senior debt generally represents approximately 80% of each property’s total financing, with mezzanine debt comprising the remaining 20%. During the six months ended June 30, 2025, the stated variable interest rates (inclusive of spread) ranged from approximately 6.36% to 8.91%.  Each variable rate loan is subject to its own interest rate cap, limiting the effective rate on those borrowings to a range of approximately 5.10% to 6.25% for senior loans and 7.50% to 8.10% for mezzanine loans. On August 8, 2025, one of the variable rate loans was refinanced to a 5-year fixed-rate loan at 4.90% maturing in August 2030.

We anticipate that the revenues from the real properties held by the SPE’s will be sufficient to service any associate debt and to pay for any operating expenses associated with the properties for the foreseeable future. We do not anticipate borrowing any additional funds or offering any additional debt or equity in conjunction with the Company’s current investments.

The Company’s Manager determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the SPEs which own the properties. Distributions from the properties and distributions to the Class A unitholders began in 2022. At the Manager’s discretion, it is initially anticipated that no distributions will be paid to the Class B Interest holder, the Manager, with the intention that at a later time, when the cash flow from operations increases or a Capital Transaction occurs, the Manager may adjust cash distributions to retroactively account for the deferred payments. (See Financial Statements Note 4 Member's Equity for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of the Company's available Distributable Cash and the distributions received from the SPEs holding each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

Related Party Transactions

 Investment in Class A Units: Since our formation, we have raised $25,000 in capital from Grant Cardone, the Manager of our Manager, which was sold in exchange for 25 Class A Units on the same terms and conditions as the Class A Units being sold in our Regulation A offering.

Related Party Advances: The Manager and its affiliates have paid expenses on behalf of the Company and are owed $67,035 as of June 30, 2025 and is included as a component of due to affiliates. These related party advances are unsecured, interest-free, and repayable on demand.

Acquisition Fees: The Manager or its designated assigns will earn an acquisition and due diligence fee of 1.0% of the purchase price of the individual property (multiplied by the percentage of the property that the Company is investing in, in the case of a co-investment). For the six months ended June 30, 2025, the Manager did not incur an acquisition fee. For the year ended December 31, 2024, $560,000 of acquisition fees were paid to the Manager, of which the Company’s proportional share totaled $108,330. As of June 30, 2025, all acquisition fees have been fully paid. A total of $8,892,500 in fees have been capitalized as acquisition costs and included in the basis of the respective purchased investment. The Company’s proportional share, based on its ownership interest in the underlying investments, totaled $1,641,830 and is included in the investment cost. The Company does not expect to make any further acquisitions or incur any further acquisition fees.

Asset Management Fee: The Manager or its designated assigns will earn an asset management fee of 1% of the total Capital Contributions made to the Company by its Members (i.e., paid for the purchase of Class A Interests), accrued monthly. For the six months ended June 30, 2025, and for the year ended December 31, 2024, the Company incurred $374,682 and $749,364, respectively, in asset management fee expense, of which $808,440 and $433,758 remains payable as of June 30, 2025 and December 31, 2024, respectively, and is included as a component of due to affiliates in the accompanying balance sheets. These accrued fees are unsecured, do not bear interest, and are payable on demand.

5

Property Management Fee: The Manager and/or an affiliated or third-party property managers will receive (in addition to reimbursement of expenses and costs) a property management fee for each Property managed at market rate (the approximate cost of property management services under present circumstances if such cost were negotiated at arms’ length, as estimated by the Manager in good faith) calculated on the monthly gross income from that Property, paid as an expense of the Property. A portion of the Property Management fees paid by the Cardone Member LLC’s to property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, totaled $51,887 and $114,481 for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. Total fees are difficult to determine at this time.

Note Payable: For some real estate purchases, Grant Cardone “pre-funds” a portion of the Company’s acquisition by loaning the Company the amount needed to participate in the purchase of the property. These notes are unsecured and bear interest at Market Rates, with principal and interest due on demand. The Manager and/or its affiliates may receive compensation from the Company for providing loans, including, but not limited to, purchase mortgages, refinance mortgages, and construction lines of credit. The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from Capital Contributions, operating revenue, or reserves. Such loans, if any, will be on terms that the Manager believes to be no less favorable to the Company than generally available from third parties; however, loan terms will be established by the Manager in good faith and not because of arm’s length negotiations.

The aggregate principal balance loaned by Grant Cardone to the Company to acquire investments amounted to $17,287,119. The notes were unsecured and bore interest at a rate of 6% and were paid off in full during 2022. For the six months ended June 30, 2025 and year ended December 31, 2024, the Company did not incur interest expense. As of June 30, 2025 and December 31, 2024, accrued interest amounted to $110,204 and $110,204, respectively, and is included as a component of due to affiliates in the accompanying balance sheets. The accrued interest does not bear further interest.

Additionally, an affiliate of the Company’s Manager has made loans aggregating to approximately $13,715,000 to certain Cardone Member LLCs or SPE’s in order to secure interest rate cap extensions as required by the underlying lender financing the property. The loans bear interest at a rate of 5% and principal and accrued interest are due and payable at the earlier of twelve years from the effective date or upon the occurrence of a payment acceleration clause as defined in the agreement. As of June 30, 2025, the Manager is owed $13,514,000 of principal and $964,000 of accrued interest.

On December 24, 2024, the Company’s Manager advanced $2,958,750 to one of the Cardone Member LLCs. This advance is non-interest bearing, payable on demand, and remained outstanding as of June 30, 2025.

Class B Units: The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

6

Trends and Key Information Affecting our Performance

Management believes that current market dynamics and underlying fundamentals support a generally favorable outlook for the United States multifamily housing sector, notwithstanding near-term macroeconomic and capital markets volatility. Demand for rental housing remains supported by structural trends, including continued job growth in select markets, household formation, and demographic shifts favoring renting over homeownership. Our properties are primarily located in desirable submarkets that we believe are well positioned to benefit from these trends, including migration patterns away from higher-cost gateway metros and the sustained prevalence of remote and hybrid work arrangements.

Affordability constraints in the single-family housing market continue to underpin renter demand. Elevated mortgage interest rates, higher average home prices for first-time buyers, and tighter credit underwriting standards have reduced the accessibility of homeownership for a significant portion of the prime renter demographic. As a result, many households are remaining in rental housing for longer periods, supporting occupancy levels across well-located multifamily assets.

On the supply side, new multifamily construction activity has moderated as higher financing costs, elevated construction labor and materials prices, and more restrictive lending conditions have constrained development pipelines. Management believes that this slowdown in new supply, particularly in certain submarkets, may alleviate competitive pressures and support rental rate growth over the medium term, subject to local market conditions.

While inflationary pressures, interest rate uncertainty, and broader economic conditions may continue to impact operating costs, tenant demand, and capital availability, management believes that the multifamily asset class remains fundamentally resilient. Accordingly, we believe our portfolio is positioned to benefit from these industry trends.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an "emerging growth company" or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management's experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information -

None.

7

Item 3. Financial Statements

CARDONE REIT I, LLC

Financial Statements as of June 30, 2025 and December 31, 2024

F-1

CARDONE REIT I, LLC
BALANCE SHEETS
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

	June 30, 2025	December 31, 2024
Assets:
Cash	$801,201	$1,240,013
Other assets	22,726	22,726
Investments in unconsolidated investees	36,252,638	40,375,664
Total Assets	37,076,565	41,638,403

Liabilities and Members' Equity

Liabilities:
Due to affiliates	985,678	690,341
Accounts payable	75,834	48,014
Distributions payable	755,508	838,430
Total Liabilities	1,817,020	1,576,785

Members' Equity:
Class A Units,75,000authorized, 74,936 issued and outstanding as of December 31, 2024 and 2023	74,936,000	74,936,000
Class B Units, 1,000 authorized ,1,000 issued and outstanding	-	-
Accumulated distributions	(7,019,510)	(5,432,505)
Offering and syndication costs	(792,025)	(792,025)
Accumulated deficit	(31,864,920)	(28,649,852)
Total Members' Equity	35,259,545	40,061,618
Total Liabilities and Members' Equity	$37,076,565	$41,638,403

See accompanying notes, which are an integral part of these financial statements

F-2

CARDONE REIT I, LLC
STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024

	June 30, 2025	June 30, 2024
Equity in losses of unconsolidated investees	$(2,665,062)	$(4,807,174)

Expenses:
Asset management fees	374,682	374,682
Professional and other fees	187,219	204,090
Total expenses	561,901	578,772

Other income:
Interest income	11,895	137,820
Net loss	$(3,215,068)	$(5,248,126)

See accompanying notes, which are an integral part of these financial statements

F-3

CARDONE REIT I, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024

		Class A		Class B
	Total	Units	Amount	Units	Amount

Balance, January 1, 2024	$52,765,248	47,880.8	$52,765,248	1,000	$-
Distributions to unit holders	(605,523)	-	(605,523)	-	-
Net loss	(5,248,126)	-	(5,248,126)	-	-
Balance, June 30, 2024	46,911,599	74,936.0	46,911,599	1,000	-
Distributions to unit holders	(2,345,313)	-	(2,345,313)	-	-
Net loss	(4,504,668)	-	(4,504,668)	-	-
Balance, December 31, 2024	$40,061,618	74,936.0	$40,061,618	1,000	$-
Distributions to unit holders	(1,587,005)	-	(1,587,005)	-	-
Net loss	(3,215,068)	-	(3,215,068)	-	-
Balance, June 30, 2025	$35,259,545	74,936.0	$35,259,545	1,000	$-

See accompanying notes, which are an integral part of these financial statements

F-4

CARDONE REIT I, LLC
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024

	June 30, 2024	June 30, 2024
Cash flows from operating activities:
Net loss	$(3,215,068)	$(5,248,126)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of unconsolidated investees	2,665,062	4,807,174
Distributions from unconsolidated investees	1,457,964	1,424,599
Changes in operating assets and liabilities:
Distributions payable	(82,922)	-
Due to affiliates	295,337	(127,232)
Accounts payable	43,514	3,974
Net cash provided by operating activities	1,148,193	860,389

Cash flows from investing activities:
Investments in unconsolidated investees	-	(10,689,846)
Due from related party	-	(2,961)
Net cash used in investing activities	(10,689,846)	10,682,807

Cash flows from financing activities:
Distributions to unit holders	(1,587,005)	(1,081,265)
Net cash (used in) provided by financing activities	(1,587,005)	(1,081,265)

Net Change in Cash	(438,812)	(10,913,683)

Cash, beginning of year	1,240,013	12,739,166

Cash, end of year	$801,201	$1,825,483

Supplemental Disclosure of Cash Flow Information:
Interest paid	$-	$-
Income taxes paid	$-	$-
Supplemental Disclosure of Noncash Financing and Investing Activities:
Distributions declared and unpaid at the balance sheet date	$755,508	$-

See accompanying notes, which are an integral part of these financial statements

F-5

CARDONE REIT I, LLC NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

NOTE 1: NATURE OF OPERATIONS

Cardone REIT I, LLC (the “Company”) is a limited liability company organized on July 22, 2021, under the laws of Delaware. The Company is located in Aventura, Florida. The Company was formed to raise up to $75 million under Regulation A Plus from a wide range of investors, with a primary focus on individual non-accredited investors and to acquire investments in multifamily and commercial real estate. The Company invests through limited liability companies (“Cardone Member LLC’s”) (treated as partnerships) that own a single multifamily property or commercial property (through single purpose entities “SPE’s”). The Cardone Member LLC's are co-owned by the Company (through a 10%-20% ownership interest), a Cardone Equity Fund (“CEF”), a related entity for accredited investors with common management, and Grant Cardone, manager of Cardone Capital LLC. Grant Cardone typically owns from 0% to 2.5% of the LLC’s. (See Note 5 Related Party Transactions for further details). The fundraising activity was primarily done through Cardone Capital LLC’s (the “Manager”) online platform. As of December 31, 2024, the Company has issued 74,936 Class A units and 1,000 Class B units and has invested in seven multifamily real estate properties located in Florida and one commercial office complex located in Scottsdale, Arizona.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

The Members and their respective percentage interests (“Percentage Interests”) are as follows as of June 30, 2025, based on total commitments:

Percentage Interests
Class A Members	100%
Class B Members	-
100%

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025, the Company had approximately $551,000, with financial institutions in excess of federally insured limits.

Investments in Unconsolidated Investees

Investments in limited liability companies in which the Company has a noncontrolling interest, but otherwise exercises significant influence, are accounted for under the equity method of accounting whereby the investment is comprised of contributions, offset by distributions, and adjusted for the Company’s proportionate share of the investee's earnings or losses. The Company's share of losses from an equity method investment is recognized only to the extent of the Company's investment in such entity.  Once the Company's investment has been reduced to zero, the Company does not recognize additional losses unless the Company has guaranteed obligations to the investee, committed additional funding or is otherwise required to provide financial support.  Management recognizes a loss on the value of its investments when an other than temporary decline has occurred based on analysis of the excess carrying value of the investment compared to its fair value and the length of time such excess occurs.

Distributions received from unconsolidated investees are classified using the nature of the distribution approach in the statement of cash flows. Under this approach, distributions received should be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investing cash inflow). Distributions received in excess of basis are recognized as income in the statement of operations.

F-6

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. No syndication costs were incurred for the period ended June 30, 2025, and year ended December 31, 2024.

Distribution Payable

Distribution payable represents dividends declared but unpaid as of the balance sheet dates.

Income Taxes

The Company has elected to be taxed as a REIT pursuant to Sections 856 - 860 of the Internal Revenue Code. Generally, as a qualified REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to the members and complies with certain statutory organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including applicable alternative minimum taxes) based on its taxable income using the applicable corporate income tax rates. The Company may be subject to certain state and local income taxes, as well as federal income tax on any undistributed taxable income.

The Company assesses its tax positions in accordance with Accounting for Uncertainties in Income Taxes as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and results of operations.

F-7

NOTE 3: INVESTMENTS IN UNCONSOLIDATED INVESTEES

As of June 30, 2025, and December 31, 2024, the Company owns noncontrolling interests in eight limited liability companies, which own and operate multi- family and commercial rental properties. Since the Company does not control the investee, it reflects its investments in such limited liability companies on the equity method.

The Company’s proportionate share of investments in unconsolidated investees as of June 30, 2024 and December 31, 2024 consisted of the following:

	Las Olas	Riverwalk	Sunrise	Miami River	Corporate Center	The Edison	Icaria	Coral Pointe	Total
Ownership Interest	20.00%	20.00%	20.00%	15.00%	20.00%	20.00%	10.00%	18.27%
Balance, January 1, 2024	$4,801,480	$3,009,700	$567,012	$3,751,468	$14,066,226	$9,719,186	$5,635,502	$-	$41,550,574
Contributions	-	-	-	-	-	-	-	10,689,846	10,689,846
Distributions	(244,725)	(186,481)	(125,706)	(74,719)	(1,097,215)	(542,542)	(291,678)	(381,669)	(2,944,735)
Proportionate Share of Activity	(3,039,519)	(1,714,820)	(441,306)	(1,283,252)	39,703	(1,694,962)	(348,188)	(437,677)	(8,920,021)
Balance, December 31, 2024	1,517,236	1,108,399	-	2,393,497	13,008,714	7,481,682	4,995,636	9,870,500	40,375,664
Contributions	-	-	-	-	-	-	-	-	-
Distributions	(119,776)	(59,674)	-	(35,508)	(498,865)	(218,868)	(174,807)	(281,790)	(1,389,288)
Proportionate Share of Activity *	(1,026,681)	(592,872)	-	(566,403)	43,754	(439,304)	(46,796)	(105,436)	(2,733,738)
Balance, June 30, 2025	$370,779	$455,853	$-	$1,791,586	$12,553,603	$6,823,510	$4,774,033	$9,483,274	$36,252,638

* As of December 31, 2024, the Company’s investment balance in Cardone Sunrise Member, LLC (“Sunrise”) was reduced to zero. The Company will resume recognizing its proportionate share of Sunrise's earnings or losses only after Sunrise generates net income sufficient to recover the Company's share of previously unrecognized losses. As of June 30, 2025, the Company had cumulative unrecognized losses of $1,991,094.

F-8

NOTE 3: INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

    The June 30, 2025, results of operations and financial position of the Company’s unconsolidated investees are summarized as follows:

2025 Condensed Statement of Operations	Las Olas Walk	Riverwalk	Sunrise	Miami River	Corporate Center	The Edison	Icaria	Coral Pointe	Total
Revenue	$8,716,549	$5,394,990	$4,377,885	$5,656,542	$3,730,065	$3,649,216	$2,791,321	$2,763,097	$37,079,665
Operating expenses	9,714,457	5,854,605	4,595,457	6,507,562	3,609,779	5,114,890	3,280,569	3,358,713	42,036,032
Income (loss) from operations	(997,908)	(459,615)	(217,572)	(851,020)	120,286	(1,465,674)	(489,248)	(595,616)	(4,956,367)
Other income (expenses)	(4,135,493)	(2,504,750)	(3,058,701)	(2,925,001)	98,473	(730,847)	21,286	18,625	(13,216,408)
Net income (loss)	$(5,133,401)	$(2,964,365)	$(3,276,273)	$(3,776,021)	$218,759	$(2,196,521)	$(467,962)	$(576,991)	$(18,172,775)

2025 Condensed Balance Sheet	Las Olas Walk	Riverwalk	Sunrise	Miami River	Corporate Center	The Edison	Icaria	Coral Pointe	Total
Total Assets	$184,698,978	$111,831,788	$92,828,208	$121,105,019	$65,654,823	$81,859,362	$48,348,563	$52,509,410	$758,836,149
Total Liabilities	188,244,030	109,539,199	103,127,049	109,136,117	2,935,728	47,723,566	608,238	687,346	562,001,273
Members' Equity/(Deficit)	$(3,545,052)	$2,292,589	$(10,298,841)	$11,968,902	$62,719,095	$34,135,796	$47,740,325	$51,822,064	$196,834,878

F-9

The December 31, 2024, results of operations and financial position of the unconsolidated investees are summarized as follows:

2024 Condensed Statement of Operations	Las Olas Walk	Riverwalk	Sunrise	Miami River	Corporate Center	The Edison	Icaria	Coral Pointe	Total
Revenue	$17,307,395	$10,648,258	$11,027,948	$11,249,220	$6,991,531	$7,824,452	$5,658,060	$4,428,014	$75,134,878
Operating expenses	20,190,890	11,870,868	12,004,761	13,582,982	6,823,482	13,422,214	9,180,360	6,857,097	93,932,654
Income (loss) from operations	(2,883,495)	(1,222,610)	(976,813)	(2,333,762)	168,049	(5,597,762)	(3,522,300)	(2,429,083)	(18,797,776)
Other income (expenses)	(12,314,103)	(7,351,491)	(7,908,921)	(6,221,255)	30,468	(2,877,049)	40,431	33,908	(36,568,012)
Net income (loss)	$(15,197,598)	$8,574,101)	$(8,885,734)	$(8,555,017)	$198,517	$(8,474,811)	$(3,481,869)	$(2,395,175)	$(55,365,788)

2024 Condensed Balance Sheet	Las Olas Walk	Riverwalk	Sunrise	Miami River	Corporate Center	The Edison	Icaria	Coral Pointe	Total
Total Assets	$189,447,550	$113,992,373	$96,021,854	$123,816,765	$69,849,273	$83,555,941	$50,172,319	$54,379,921	$781,235,996
Total Liabilities	181,861,386	108,447,089	102,701,043	107,860,126	4,805,697	46,136,683	215,957	363,776	552,391,757
Members’ Equity	$7,586,164	$5,545,284	$(6,679,189)	$15,956,639	$65,043,576	$37,419,258	$49,956,362	$54,016,145	$228,844,239

F-10

NOTE 4: MEMBERS’ EQUITY

The Company is governed by its amended operating agreement dated October 29, 2021, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. The Company’s membership interest is comprised of Class A and Class B Units. Class A units are non-voting units on any matter. Class B Units, which were issued to the Manager at formation as founder’s interests, are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

The Company offered 75,000 Class A Interests at $1,000 per unit through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus”, and sold the units directly to investors and not through registered broker-dealers who are paid commission. The minimum investment was $5,000. The maximum amount to be raised in the offering was $75 million. Class A Members’ capital contributions represent substantially all of the contributed capital of the Company. Class A Members are entitled to 80% of distributable cash from operations and receive priority distributions of distributable cash from capital transactions until their total unreturned capital contributions are reduced to zero. Class B Units were issued to the Manager at formation and were not required to make capital contributions.  Class B Members participate in allocations and distributions of distributable cash as provided in the operating agreement. Generally, Class B members are entitled to 20% distributable cash from operations and to a “Catch-Up Allocation” and residual 20% share of distributable cash from capital transactions after Class A Members have received full return of their capital contributions.

The Manager evaluates available cash for potential distributions not less than annually and may declare distributions at its discretion, subject to available distributable cash and applicable law. Generally, distributable cash is allocated between Class A and Class B Members as follows:

I.	Distributable cash from operations: will be allocated eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members.

II.

Distributable cash from Capital Transactions: the Manager may elect to reinvest some or all of the proceeds from Capital Transaction. In the event the Manager elects not to reinvest Capital Transactions proceeds, distributable cash will be allocated in the following priority:

a.	First, the Class A Members will be allocated 100% of distributable cash until the Class A Members’ total capital contributions are reduced to zero

b.

Second, the Class B Members will be allocated a “Catch-Up Allocation,” whereby they are allocated 100% of distributable cash until the Class B Members have been allocated 20% of all distributable cash allocated to date other than distributable cash allocated to Class A Members for return of capital contributions

c.	Finally, the remaining distributable cash will be allocated 80% to the Class A Members and 20% to the Class B Members

The Manager may reallocate any portion of distributable cash from Class B Members to the Class A Members, or vice versa, provided that cumulative distributions to Class A Members equal at least 80% of total distributable cash to date. From inception through June 30, 2025, the Manager has distributed all distributable cash to the Class A Members totaling $6,264,002. When cash flow from operations increases or an exit occurs, the Manager may adjust cash distributions to be allocated cumulatively on the 80% / 20% basis.  As of June 30, 2025, this would result in a distribution of $1,566,000 to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

For the period ended June 30, 2025 and for the year ended December 31, 2024, organization and offering costs of $0, were incurred by a related party on the Company’s behalf. As of June 30, 2025, all organization and offering costs advanced by the related party were repaid.

F-11

NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Acquisition Fee

For each real estate investment, the SPE will pay the Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. The fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. The fee will be reflected as an acquisition cost of the SPE purchasing the property and, therefore, would be included in the basis of the property.

For the period ended June 30, 2025 and for the year ended December 31, 2024,$0 and $560,000, respectively,  of acquisition fees were paid to the Manager, of which the Company’s proportional share totaled $108,330. As of June 30, 2025 and December 31, 2024, all acquisition fees have been fully paid. A total of $8,892,500 in fees have been capitalized as acquisition costs and included in the basis of the respective purchased investment. The Company’s proportional share, based on its ownership interest in the underlying investments, totaled $1,641,830 and is included in the investment cost.

Disposition Fee

For each real estate investment, the Manager or its designated affiliate will be paid a fee of 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. As of June 30, 2025, no investments have been sold.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the period ended June 30, 2025 and the year ended December 31, 2024, the Company incurred $374,682 and $749,364, respectively, in asset management fee expense, of which $808,440 and $433,758 remains payable as of June 30, 2025 and December 31, 2024, respectively, and is included as a component of due to affiliates in the accompanying balance sheets.

Marketing Fee

A portion of the property management fees paid by the Cardone Member LLC’s to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, totaled $51,887 and $114,481 for the period ended June 30, 2025 and for the year ended December 31, 2024, respectively.

Notes Payable

When each Cardone Member LLC purchases a multifamily property, Grant Cardone contributes his equity and loans the funds needed to purchase the property to each Cardone Member entity. The aggregate principal balance loaned by Grant Cardone to the Company to acquire the investments amounted to $17,287,119. The notes were unsecured and bore interest at a rate of 6% and were paid off in full during 2022. For the period ended June 30, 2025 and for the year ended December 31, 2024, the Company did not incur interest expense. As of June 30, 2025 and December 31, 2024, accrued interest amounted to $110,204 and $110,204, respectively, and is included as a component of due to affiliates in the accompanying balance sheets.

Expense Advance Reimbursement Agreement

An affiliate of the Company’s Manager made loans aggregating to approximately $13,715,000 to certain Cardone Member LLCs or SPE’s in order to secure interest rate cap extensions as required by the underlying lender financing the property. The loans bear interest at a rate of 5% and principal and accrued interest are due and payable at the earlier of twelve years from the effective date or upon the occurrence of a payment acceleration clause as defined in the agreement. As of June 30, 2025, the Manager is owed $13,514,000 of principal and $964,000 of accrued interest.

On December 24, 2024, the Company’s Manager advanced $2,958,750 to one of the Cardone Member LLCs. This advance is non-interest bearing, payable on demand, and remained outstanding as of June 30, 2025.

F-12

NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments

As of June 30, 2025, the Company had co-invested with CEF XVI, CEF XVII, CEF XVIII, CEF 20, CEF 21, CEF 22, CEF 23 and Grant Cardone as follows:

	Cardone Las Olas LP, LLC		Cardone Riverwalk Member, LLC		Cardone Sunrise Member, LLC		Cardone Miami River Member, LLC
Entity	Capital Contributed	Ownership %	Capital Contributed	Ownership %	Capital Contributed	Ownership %	Capital Contributed	Ownership %
CEF XVI	$48,747,500	77.50%	$-	-%	$-	-%	$-	-%
CEF XVII	-	-	27,280,000	77.50	-	-	-	-
CEF XVIII	-	-	-	-	21,251,000	79.00%	-	-
CEF 20	-	-	-	-	-	-	38,775,000	82.50
CEF 21	-	-	-	-	-	-	-	-
CEF 22	-	-	-	-	-	-	-	-
CEF 23	-	-	-	-	-	-	-	-
Cardone REIT I LLC	12,580,000	20.00	7,040,000	20.00	5,380,000	20.00	7,050,000	15.00
Grant Cardone	1,572,500	2.50	880,000	2.50	269,000	1.00	1,175,000	2.50
	$62,900,000	100%	$35,200,000	100%	$26,900,000	100%	$47,000,000	100%

	Cardone Corporate Member, LLC		Cardone Edison Member, LLC		Cardone Icaria Member, LLC		Cardone Coral Pointe Member, LLC
Entity	Capital Contributed	Ownership %	Capital Contributed	Ownership %	Capital Contributed	Ownership %	Capital Contributed	Ownership %
CEF XVI	$-	-%	$-	-%	$-	-%	$-	-%
CEF XVII	-	-	-	-	-	-	-	-
CEF XVIII	-	-	-	-	-	-	-	-
CEF 20	-	-	-	-	-	-	-	-
CEF 21	58,400,000	80.00	-	-	-	-	-	-
CEF 22	-	-	41,212,000	78.95	50,756,697	90.00	-	-
CEF 23	-	-	-	-	-	-	47,810,154	81.73
Cardone REIT I LLC	14,600,000	20.00	10,440,000	20.00	5,639,633	10.00	10,689,846	18.27
Grant Cardone	-	-	548,000	1.05	-	-	-	-
	$73,000,000	100%	$52,200,000	100%	$56,396,330	100%	$58,500,000	100%

F-13

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

 Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through December 21, 2025, which is the date that these financial statements were available to be issued and has determined that there were no subsequent events requiring adjustment to or disclosure in the financial statements, other than those already disclosed in the accompanying notes.

F-14

Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated byreference to Exhibit 2.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674).

Exhibit 2.2*

Amended Operating Agreement of Cardone REIT I, LLC, dated October 29, 2021, (Incorporated byreference to Exhibit 2.2 to Cardone REIT I, LLCCurrent Report Pursuant to Regulation A on Form 1-U as filed with the Securities and Exchange Commission on November 1, 2021 (File No. 024-11674)

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 4.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021(File No. 024-11674)

Exhibit 6.1*

Transfer Agency and Service Agreement Between Cardone REIT I, LLC and Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone REIT I, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 08, 2021 (File No. 024-11674)

*- Filed previously and incorporated herein by reference

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone REIT I, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer's Manager	December 30, 2025
Grant Cardone	(Principal Executive Officer)

/s/ Rey Valdez	Director of Accounting of Cardone Real Estate Acquisitions LLC	December 30, 2025
Rey Valdez	(Principal Financial Officer)

9